Mail Stop 4561

September 12, 2007

Jill York
Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

> **RE: MB Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 26, 2007**
> **Form 10-K/A for Fiscal Year Ended December 31, 2006 Filed March 2, 2007**
> **File No. 000-08076**

Dear Ms. York,

We have reviewed your response dated August 3, 2007 and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page 63

1. Please refer to comment 8 in our letter dated August 1, 2007. You state that you acquired $345 million of indirect auto loans in the First Oak Brook Bancshares, Inc. acquisition with the intent to sell the loans. Please tell us why these loans were not classified as "Loans held for sale" in the Supplemental Schedule of Noncash Investing Activities on page 64. If the loans were initially acquired and classified as held for investment, cash receipts from the sales of those loans

should be classified as investing cash flows regardless of a subsequent change in the intent to hold or sell those loans. If true, please amend your December 31, 2006 10-K to present the cash flows from the sale of these loans in the investing section.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief